Polestar Automotive Holding UK PLC

Assar Gabrielssons Väg 9

405 31 Göteborg, Sweden

May 19, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attention: Bradley Ecker, Sherry Haywood

Re:	Polestar Automotive Holding UK Limited

Amendment No. 6 to Registration Statement on Form F-4

Filed May 9, 2022

File No. 333-260992

Ladies and Gentlemen:

This letter sets forth responses of Polestar Automotive Holding UK Limited, which re-registered as a public limited company under the laws of England and Wales with the name “Polestar Automotive Holding UK PLC” (“Polestar”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission set forth in your letter, dated May 17, 2022, with respect to the above referenced Registration Statements on Form F-4 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth Polestar’s response to each of the numbered comments immediately below each numbered comment.

In addition, Polestar has revised the Registration Statement in response to the Staff’s comments and Polestar is concurrently filing an amended Registration Statement with this letter. Page numbers in the text of Polestar’s responses correspond to page numbers in the Registration Statement, as so amended.

Amendment No. 6 to Registration Statement on Form F-4

Audited Financial Statements of Polestar Automotive Holding Limited

Revenue recognition, page F-42

1.

Staff’s Comment: We note from your response to prior comment 3 that for the year-ended December 31, 2021, Polestar did not make a material amount of true-up payments to BANA beyond the initial Enhancement payments made when the leases were originated. To the extent there are material changes to your true-up payments (i.e. increases or decreases) in future periods, please disclose such amounts accordingly.

Response: Polestar acknowledges the Staff’s comment and to the extent material in future periods, Polestar will disclose material changes to true up payments.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Timothy Cruickshank at (212) 446-4794 of Kirkland & Ellis LLP.

[Signature Page Follows]

Sincerely,

By:	/s/ Thomas Ingenlath
Name: Thomas Ingenlath
Title: Chief Executive Officer

Via E-mail:

cc:	Christian O. Nagler

Timothy Cruickshank

Alex Lloyd

Kirkland & Ellis LLP

James R. Griffin

Kyle C. Krpata

Weil, Gotshal & Manges LLP